Exhibit 99.1

Cellectis Appoints Immuno-Oncology Leader Stéphane Depil to Position of Senior Vice President Research & Development and Chief Medical Officer

NEW YORK--(BUSINESS WIRE)--December 4, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today the appointment of Prof. Stéphane Depil, MD, PhD, to the role of Senior Vice President Research & Development and Chief Medical Officer. Prof. Depil’s responsibilities include bringing Cellectis' product candidates to clinical-stage development, strategic and operational management of all therapeutic activities, and supervising research and development projects for the Company. Stéphane Depil will keep academic and research activities as adjunct Professor at Léon Bérard Cancer Center & University Claude Bernard Lyon 1, France.

“Stéphane Depil’s deep medical, academic, and clinical regulatory oncology experience – specifically in R&D for all phases within the pharmaceutical, biotechnology, and clinical research spaces – will be invaluable as he leads Cellectis’ strategy and promotes awareness of the breakthrough work that we are doing as a leader and innovator in the gene-editing field,” said Dr. André Choulika, Cellectis CEO. “His strategic alliance-building, collaboration skills, understanding of the global environment with oncological clinical research, and firsthand experience running a pharma company all add a great degree of ability and depth to our leadership team. This will be tremendously advantageous as Cellectis continues its efforts to cure cancer with our off-the-shelf gene-edited CAR T-cell product candidates.”

Prof. Depil is a board-certified physician in hematology, with over 15 years of experience in oncology clinical development, both in hospital / university and pharmaceutical companies. Prior to joining the Léon Bérard Cancer Center & Cancer Research Center of Lyon, France as Medical Director of the Cancer Immunotherapy Program, he served as Chief Executive Officer at Netris Pharma, where he was responsible for the management of an oncology startup and preclinical development of a first-in-class monoclonal antibody in Phase I. Prior to Netris, Stéphane Depil worked at Servier for 8 years in a variety of roles, including Director of Oncology Research and Development, where he managed 20 programs: 5 in the clinic, 7 at late preclinical stages, and 8 at early preclinical stages. He also directly supervised over 100 licensing opportunities.

“As we are at a transformative moment in history with CAR T-cell therapy, Cellectis is harnessing the power of gene editing to improve patients’ lives through the allogeneic approach,” added Prof. Depil. “As such, Cellectis is well-positioned to make its mark with the Company’s unique pioneering approach, and I look forward to joining the team at this pivotal time. This is an unprecedented era of biopharmaceutical innovation to develop next-generation therapeutics that will transform patient care as we know it today.”

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com

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